UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of September 2007

0-30842

(Commission File Number)

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):              .

On September 21, 2007, the Company issued a press release announcing the Company’s receipt of a delisting letter from Nasdaq and the Company’s request for an appeal hearing before the Nasdaq Listing Qualifications Panel. A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: September 24, 2007
	By:	/s/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated September 21, 2007, announcing the Company’s receipt of a delisting letter from Nasdaq and the Company’s request for an appeal hearing before the Nasdaq Listing Qualifications Panel.

Exhibit 99.1

ASAT Holdings To Request Appeal

Hearing Before the Nasdaq Listing Qualifications Panel

HONG KONG and MILPITAS, Calif., – September 21, 2007 – ASAT Holdings Limited (Nasdaq: ASTT) (the “Company”), a global provider of semiconductor package design, assembly and test services, today announced that the Company received a Nasdaq Staff Determination (“Staff Determination”) letter dated September 17, 2007 indicating that the Company’s market value of listed securities has been below $35,000,000 as required for continued inclusion by Marketplace Rule 4320(e)(2)(B) and that its American Depositary Shares (“ADSs”) are, therefore, subject to delisting. The Company was also previously notified by Nasdaq that it does not comply with the minimum stockholders’ equity of $2,500,000 or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years, which are also requirements for continued listing on The Nasdaq Capital Market.

The Company will request by September 24, 2007 an appeal hearing before a Nasdaq Listing Qualifications Panel (the “Panel”) to avoid delisting and expects to have a hearing date scheduled in 30 to 45 days. During the appeal hearing process, the Company’s ADSs will remain listed and traded on The Nasdaq Capital Market.

There can be no assurance that the Panel will grant the Company’s request for continued listing. If the Company’s ADSs are ultimately delisted from The Nasdaq Capital Market, the Company expects that its ADSs will trade on the Over-the-Counter Bulletin Board market.

The Company previously announced that it had separately received a Nasdaq letter that the Company’s ADSs did not meet the minimum $1.00 per ADS requirement for continued inclusion on The Nasdaq Capital Market as set forth in Nasdaq Marketplace Rule 4310(c)(4). This requirement has not been satisfied to date, and in accordance with Marketplace Rule 4310(c)(8)(D), the Company has until January 28, 2008 to regain compliance with such rule.

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With 18 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. For more information, visit www.asat.com.

Safe Harbor

This news release contains statements and information that involve risks, uncertainties and assumptions. These statements and information constitute “forward-looking statements” within the meaning of federal securities laws including Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements, including statements regarding compliance with Nasdaq listing requirements, involve known and unknown risks, uncertainties, assumptions and other factors that could cause the actual performance, financial condition or results of operations of ASAT Holdings Limited to differ materially from those expressed or implied in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those contained in these statements as a result of a variety of factors, including conditions in the overall semiconductor market and economy, the need for additional funding and the risk that financing may not be obtained, our progress in ramping our new China facility, acceptance and demand for the Company’s products and services, operational and technological risks and revisions to the preliminary unaudited financial results which may occur during preparation of financial statements and disclosures. The risks, uncertainties and other factors also include, among others, our ability to successfully implement our diversification strategy and our long-term growth strategy, our ability to continue to realize operational efficiencies and improvements to our cost structure, our ability to obtain additional new financing, the possible delisting of the Company’s securities from Nasdaq, and those risks, uncertainties, assumptions and other factors stated in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on October 10, 2006 and the section entitled “Risk Factors” in our quarterly reports on Form 6-K filed with the United States Securities and Exchange Commission. The forward-looking statements in this release reflect the current beliefs and expectations of the Company as of this date, and the Company undertakes no obligation to update these projections and forward-looking statements to reflect actual results or events or circumstances that occur after the date of this news release.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com